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CONTACT:          Raoul J. Witteveen
                           (212) 916-3261



FOR IMMEDIATE RELEASE


                INTERPOOL TO PAY CASH DIVIDEND ON COMMON STOCK

PRINCETON, NJ, December 22, 1997 - Interpool, Inc. (NYSE: IPX) announced that it will pay a cash dividend of 3.75 cents per share for the fourth quarter of 1997. The dividend will be payable on January 15, 1998 to shareholders of record on January 2, 1998. The aggregate amount of the dividend is expected to be approximately $1,033,000.00. The amount of the quarterly dividend is based on a 1997 annualized dividend rate of 15 cents per share.

Interpool, originally founded in 1968, is one of the world's leading lessors of cargo containers used in international trade and is the second largest lessor of intermodal container chassis in the United States. Interpool leases its containers and chassis to over 200 customers, including nearly all of the world's 20 largest international container shipping lines.


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